NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)
under the Securities Act of 1934 Act
of as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-45081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NH Investment & Securities America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 West 45th Street, Suite 2402
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sangwon Jin	+1-212-391-4000	sjin@nhisusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SEJONG LLP
(Name – if individual, state last, first, and middle name)

65 Challenger Rd. STE 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

August 16, 2011	5519
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sangwon Jin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NH Investment & Securities America, Inc. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

_____
Notary Public

ALFRED WAYNE BATCHELOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA0024277
Qualified in Kings County
Certificate on File in New York County
Commission Expires May 2, 2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of NH Investment & Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NH Investment & Securities America, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NH Investment & Securities America, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NH Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on NH Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NH Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as NH Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey

February 25, 2025

NH Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	47,075,625
Commissions receivable from Parent		9,539
Receivable from clearing service organizations		3,193,535
Prepaid taxes		981,913
Fixed assets, net		251,145
Right-of-use assets		1,032,719
Deposit for clearing service		1,001,931
Deferred tax assets		226,511
Other assets		190,145
Total assets	$	53,963,063

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	520,818
Income tax payable		543,752
Lease liabilities		1,117,375
Total liabilities		2,181,945

Commitment

Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Retained earnings		41,781,118
Total stockholder's equity		51,781,118
	$	53,963,063

See accompanying notes to financial statements.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

1. Description of Business

NH Investment & Securities America, Inc. (the "Company") was incorporated on June 18, 1992, under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of NH Investment & Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

The Company engages in broker and dealer transactions of U.S. and Korean securities. The major source of revenue is commission income from its brokerage services.

The Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Fair Value Measurements

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company categorizes its assets and liabilities that are accounted for at fair value in the balance sheet in the fair value hierarchy as defined as ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See Note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for fair value.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and amortization. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(g) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space and vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component

(h) New Accounting Standard

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statement.

(i) Recent Accounting Pronouncement

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures ASU ("Accounting Standards Update") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact on financial disclosures related to the new standard and does not believe that this new guidance has a material impact on the financial statements.

3. Fair Value Measurements

Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company records financial assets and liabilities at fair value pursuant to various accounting literature including ASC 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value using a three-level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements.

ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1—Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest-level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

The following table presents the placement in the fair value hierarchy of assets that are measured on a recurring basis at December 31, 2024:

Descriptions	Level 1	Level 2	Level 3	Total
Money market funds [*]	$ 5,101,768	-	-	$ 5,101,768

(*) Money market funds are included in cash equivalents in the accompanying statement of financial condition.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2024.

4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2024, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered brokers and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2024, the Company had net capital of $45,793,576, which exceeded the minimum requirement by $45,543,576. The Company's percentage of aggregate indebtedness to net capital was 2.51%.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

5. **Fixed Assets**

Fixed assets at December 31, 2024, are summarized as follows:

Equipment	$	184,737
Furniture and fixtures		421,100
Leasehold improvements		335,522
		941,359
Less accumulated depreciation and amortization		690,214
Total fixed assets, net	$	251,145

6. **Leases**

The Company has obligations as a lessee for office space and vehicle with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The office lease contains renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts disclosed for addition to ROU assets resulting from initial direct cost and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2024, are as approximately follows:

Years		Amount
2025		527,000
2026		533,000
2027		90,000
Total undiscounted lease payments		1,150,000
Less imputed interest		33,000
Total lease liabilities	$	1,117,000

There is no maturity in lease liabilities after 2027.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

7.   **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2024 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	130,895
Fixed assets		24,994
Accrual bonus		52,392
Lease expenses		18,230
Total gross deferred tax assets		226,511
Less valuation allowance		-
Net deferred tax assets	$	226,511

There was no net change in the valuation allowance for the year ended December 31, 2024. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than that the company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance.

At December 31, 2024, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $583,000 which expire in various years through December 31, 2033. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $122,000 at December 31, 2024, which expire in various years through December 31, 2036.

FASB ASC 740-10, Income Taxes, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and California States and New York City are where the Company is subject to state and local income taxes. The Company remains open to examination for the year ended December 31, 2021, 2022, and 2023 for the federal, states, and local jurisdictions.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

8. **Related Party Transactions**

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of balances with the Parent as of December 31, 2024, is approximately as follows:

Commission receivable from parent	$	10,000
Other assets		12,000
Accrued expenses and other liabilities		124,000

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

9. **Segment Reporting**

The Company is primarily engaged in the business of securities broker-dealer which is comprised of retail brokerage of marketable securities and other similar activities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Total assets per the segment is the same in all material respects as those reported on the statement of financial position.

10. **Off-Balance-Sheet Risk**

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2024. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

11. **Concentrations of Credit Risk**

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2024. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2024

Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

12. **Subsequent Events**

The Company has evaluated subsequent events from December 31, 2024, through February 25, 2025, the date at which the financial statement was available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statement.



sejong LLP
integrity·trust·professionalism
65 Challenger Road. Suite 250, Ridgefield Park, NJ 07660 T. 212.244.3940 | F. 201.242.0106
www.sejongllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of NH Investment & Securities America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17-a-5, in which (1) NH Investment & Securities America, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which NH Investment & Securities America, Inc. claimed the following exemptions from 17 C.F.R. §240.15c3-3: k(2)(i) and (k)(2)(ii) (exemption provisions) and (2) NH Investment & Securities America, Inc. stated that NH Investment & Securities America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NH Investment & Securities America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NH Investment & Securities America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 25, 2025



NH
NH INVESTMENT & SECURITIES AMERICA, Inc.

120 West 45th Street, Suite 2402, New York, NY 10036
Tel: 212-391-4000   Fax: 212-391-8363

NH Investment & Securities America, Inc.
Exemption Report pursuant to SEC Rule 17-a-5
For the Year Ended December 31, 2024

NH Investment & Securities America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17-a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3(k) throughout the most recent fiscal year without exception.

I, Sangwon Jin, affirm that, to my best knowledge and belief, this Exception Report is true and correct.

Sangwon Jin, CEO
February 25, 2025

ALFRED WAYNE BATCHELOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA0024277
Qualified in Kings County
Certificate on File in New York County
Commission Expires May 2, 2028